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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 4)


                           ISIS PHARMACEUTICALS, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   464330 10 9
       ------------------------------------------------------------------
                                 (Cusip Number)


                               HANS-PETER MUELLER
                     BOEHRINGER INGELHEIM INTERNATIONAL GMBH
                               BINGER STRASSE 173
                       D-55216 INGELHEIM AM RHEIN, GERMANY
                              011-49-61-32-77-2414
                                       AND
                              KLAUS H. JANDER, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 5, 2000
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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---------------------                                         -----------------
CUSIP NO. 464330 10 9                    13D                  PAGE 2 OF 5 PAGES
---------------------                                         -----------------

--------------------------------------------------------------------------------
 1.     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Boehringer Ingelheim International GmbH
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)|_|
                                                                    (b)|_|
--------------------------------------------------------------------------------
 3.     SEC USE ONLY


--------------------------------------------------------------------------------
 4.     SOURCES OF FUNDS

        OO
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Republic of Germany
--------------------------------------------------------------------------------
                         7.    SOLE VOTING POWER

                               1,805,407
    NUMBER OF          ---------------------------------------------------------
      UNITS              8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  0
       EACH            ---------------------------------------------------------
    REPORTING            9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                               1,805,407
                       ---------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,805,407
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                         |_|
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.71%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 4, which relates to shares of the common stock, par value $0.001 per share (the "Common Stock") of Isis Pharmaceuticals, Inc. (the "Issuer") and is being filed by Boehringer Ingelheim International GmbH ("Boehringer"), supplements and amends the statement on Schedule 13D, originally filed with the Commission on July 28, 1995, as amended by Amendment No. 1, filed with the Commission on December 23, 1996, Amendment No. 2, filed with the Commission on September 2, 1999, and Amendment No. 3 filed with the Commission on June 12, 2000.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read in its entirety as follows:

          (a)  Beneficial Ownership:     1,805,407

               Percentage Ownership:     4.71%

          (b)  Sole Voting Power:        1,805,407

               Shared Voting Power:      -0-

               Sole Dispositive Power:   1,805,407

               Shared Dispositive Power: -0-

          (c)  Recent Transactions:      The following table sets forth sales of
                                         shares of Common Stock by Boehringer
                                         since June 5, 2000. Such sales were
                                         effected on the open market over the
                                         Nasdaq Stock Market by a broker.

                                                         APPROXIMATE PRICE
                          AMOUNT OF                           PER SHARE
DATE                       SHARES                    (exclusive of commissions)
----                      ---------                  --------------------------

6/6/00                      40,000                            $11.2500
6/8/00                       5,800                            $13.0000
6/13/00                        200                            $13.2500
6/14/00                      1,500                            $13.1250
6/19/00                     20,000                            $13.0000
6/20/00                     20,000                            $13.5000
6/21/00                     20,000                            $14.0622
6/22/00                      9,000                            $14.0000
6/26/00                     20,000                            $13.0187
6/28/00                     20,000                            $13.0078
6/29/00                     20,000                            $13.0000
6/30/00                     20,000                            $14.2500
7/3/00                       8,200                            $14.5625
7/5/00                      20,000                            $14.2538




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          (d)  Right to Receive Dividends:   Not Applicable

          (e)  Ownership below 5%:           Boehringer ceased to be the
                                             beneficial owner of more than 5%
                                             of the outstanding Common Stock
                                             on June 22, 2000.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2000

                                 BOEHRINGER INGELHEIM INTERNATIONAL GmbH


                                          By:  /s/ Mueller
                                               Name:  Mr. Mueller
                                               Title: Authorized Signatory

                                          By: /s/ Schoeberl
                                              Name:  Dr. Schoeberl
                                              Title: Authorized Signatory




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